CCF Investments, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock			Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
	Shares		Amount					
Balance at January 1, 2015	50,000	$	50,000	$ 247,701	$	50,649	$	348,350
Net income	-		-	-		37,567		37,567
Balance at December 31, 2015	50,000	$	50,000	$ 247,701	$	88,216	$	385,917

The accompanying notes are an integral part of this financial statement.